

October 3, 2012

Via E-mail
Thomas Mackay
Chief Executive Officer
Endeavor Power Corp.
84 Winnismmet Drive
Chelsea, MA 20150

  Re: Endeavor Power Corp.
      Form 10-K for the Fiscal Year Ended December 31, 2010
      Filed April 14, 2011
      File No. 000-52534

Dear Mr. Mackay:

   We issued comments to you on the above-captioned filing on November 10, 2011**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 17, 2012.

   If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

   You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3735 with any other questions.

              Sincerely,

              /s/ Barbara C. Jacobs

              Barbara C. Jacobs
              Assistant Director